Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

September 20, 2011

Via Facsimile and EDGAR

Mr. Larry L. Greene,
Senior Counsel,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	The Greater China Fund, Inc. Schedule TO - C filed August 30, 2011 (File No. 333-163745)

Dear Mr. Greene:

This letter is to respond to your comments of September 7, 2011 (the “Comments”), on behalf of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), transmitted by telephone to the undersigned regarding the filing on August 30, 2011 by The Greater China Fund, Inc. (the “Fund”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Fund’s Schedule TO – C with respect to a pre-commencement press release dated August 30, 2011 (the “Press Release”).

To facilitate your review, the captions and numbered comments from the Comments have been repeated in this letter in bold face type and the Fund’s responses immediately follow each numbered comment in regular type.

The Fund appreciates the opportunity to respond to the Comments.

Schedule TO-C filed August 30, 2011

1.           The first paragraph of the press release reads as follows: “The Greater China Fund, Inc. (NYSE: GCH) ( the “Fund”) announced today that the Fund’s Board of Directors approved an amendment to the Fund’s previously announced tender offer program to double the size of the program and to eliminate the trading price discount to net asset value per share requirement for commencement of the tender offer”.  It is not clear that the Fund is not undertaking to eliminate the trading price discount.  If it is not undertaking to eliminate the discount and you intend to use such a statement in the future, please clarify the statement.

Larry L. Green	-2-

Response—The Fund has informed us that it did not and is not committing to eliminate the trading price discount.  The Fund was stating that it eliminated the condition precedent to a tender offer that the discount exceed 10% of the Fund’s net asset value per share for a period of time.  The Fund has informed us that it will clarify this point in future filings by the Fund with the Commission and future Fund press releases that refer to the condition.

2.           The Press Release states that “on or about 10 business days following the completion of the tender offer, opportunistic repurchases are expected to resume following the completion of the tender offer”.  Please explain what is meant by use of the term “opportunistic”.

Response—The Fund has informed us that it considers repurchases to be “opportunistic” generally when, among other things, they are accretive to net asset value per share, at a time when the trading price of the Fund’s shares on the New York Stock Exchange is at a discount to the Fund’s per share net asset value that is greater than it has tended to be recently and the Fund has the resources available to repurchase its shares. The Fund has informed us that it will clarify this statement in future filings with the Commission by the Fund.

3.           The Fund has included toward the end of the Press Release a statement that the Press Release is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund and that the tender offer will be made only by an Offer Notice, a related Letter of Transmittal and other documents, which is expected to be filed with the Securities and Exchange Commission on or about September 16, 2011.  The Staff believes that the foregoing statement and the rest of the paragraph containing that statement should occur earlier in the Press Release, preferably the first paragraph.

Response—The Fund has informed us that in the future it will make such statements earlier in press releases that require such statements.

Additionally, in connection with this response letter, the Fund hereby acknowledges the following statements:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in its Schedule TO-C filed on August 30, 2011; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry L. Greene	-3-

*    *    *    *

Any questions or comments with respect to this letter may be communicated to the undersigned, William G. Farrar of Sullivan & Cromwell LLP, at (212) 558-4940.  Please send copies of any correspondence relating to this filing to the undersigned by facsimile at (212) 291-9052 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

                Very truly yours,

                /s/ William G. Farrar

                William G. Farrar

cc:	Brian A. Corris (The Greater China Fund, Inc.)

Deborah A. Docs Grace Torres (Prudential Investments LLC)